
Mail Stop 3561

April 18, 2008

Mr. Harris E. DeLoach, Jr.
Chairman, President and Chief Executive Officer
Sonoco Products Company
1 N. Second Street
Hartsville, South Carolina 29550

>   **Re:    Sonoco Products Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 28, 2008**
>   **File No. 000-00516**

Dear Mr. DeLoach:

   We have reviewed your filing and have the following comment.  Please provide a written response to our comment.  Please be as detailed as necessary in your explanation.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For Fiscal Year Ended December 31, 2007

Note 3.  Restructuring and Asset Impairment, page F-7

1.   We note that you recognized restructuring charges related to the 2006 plan of $16.8 million during the year ended December 31, 2007.  We also note that you expect to recognize future additional costs of $2.8 million for the 2006 restructuring plan.  Tell us how you determined the period in which the liability will be recognized using the guidance of SFAS 146 paragraph 3.

\*   \*   \*   \*

   Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz at (202) 551-3358 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services